UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,097,165
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,097,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,097,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 246,908,555 shares of Common Stock outstanding as of July 26, 2019, as reported in Aramark’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2019.

CUSIP No. 03852U106	Page 3

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,097,165
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,097,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,097,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 246,908,555 shares of Common Stock outstanding as of July 26, 2019, as reported in Aramark’s Form 10-Q filed with the SEC on August 6, 2019.

CUSIP No. 03852U106	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,097,165
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,097,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,097,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 246,908,555 shares of Common Stock outstanding as of July 26, 2019, as reported in Aramark’s Form 10-Q filed with the SEC on August 6, 2019.

CUSIP No. 03852U106	Page 5

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2019 (the “Initial 13D” and, as amended and supplemented by this Amendment, together, the “Schedule 13D”) relating to their beneficial ownership in Aramark (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and supplemented by the addition of the following:

The Mantle Ridge Funds that are party to the Physically Settled Forward Agreements intend to exercise in the near term all such Physically Settled Forward Agreements. Following such exercise, the 21,701,165 shares of Common Stock formerly underlying such agreements will be owned by the Mantle Ridge Funds, for total physical ownership by the Mantle Ridge Funds of 24,097,165 shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The Mantle Ridge Funds that are party to the Physically Settled Forward Agreements intend to exercise in the near term all such Physically Settled Forward Agreements. Following such exercise, the 21,701,165 shares of Common Stock formerly underlying such agreements will be owned by the Mantle Ridge Funds, for total physical ownership by the Mantle Ridge Funds of 24,097,165 shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On October 6, 2019, the Issuer and MR BridgeStone Advisor, on behalf of itself and its affiliated funds (collectively, the “Mantle Ridge Group”), entered into a Stewardship Framework Agreement (the “Agreement”) pursuant to which, among other things, the Issuer’s Board of Directors (the “Board”) appointed John J. Zillmer as the Issuer’s new Chief Executive Officer and agreed to the addition of six new members to the Board, with (i) five of such individuals joining the Board immediately, including Mr. Hilal, who was appointed Vice Chairman of the Board, and Mr. Zillmer, and (ii) the sixth new member to be nominated for election at the 2020 annual meeting of stockholders of the Company.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by the addition of the following:

The Mantle Ridge Funds that are party to the Physically Settled Forward Agreements intend to exercise in the near term all such Physically Settled Forward Agreements. Following such exercise, the 21,701,165 shares of Common Stock formerly underlying such agreements will be owned by the Mantle Ridge Funds, for total physical ownership by the Mantle Ridge Funds of 24,097,165 shares of Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Since the Initial 13D, CSF-Option Agreements referencing an aggregate of 9,203,099 shares of Common Stock were exercised and converted into Cash-Settled Forward Agreements. As a result, as of the date hereof, certain of the Mantle Ridge Funds are party to Cash Settled Forward Agreements referencing an aggregate of 22,403,239 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock, and CSF-Option Agreements referencing an aggregate of 2,806,066 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock. The total number of shares of Common Stock underlying Cash Settled Derivative Agreements has not changed since the date of the Initial 13D.

CUSIP No. 03852U106	Page 6

The Mantle Ridge Funds that are party to the Physically Settled Forward Agreements intend to exercise in the near term all such Physically Settled Forward Agreements. Following such exercise, the 21,701,165 shares of Common Stock formerly underlying such agreements will be owned by the Mantle Ridge Funds, for total physical ownership by the Mantle Ridge Funds of 24,097,165 shares of Common Stock.

On October 6, 2019, the Issuer and MR BridgeStone Advisor entered into the Agreement described in Item 4 above and attached as Exhibit 99.3 hereto. The information regarding the Agreement in Item 4, as qualified by the full text of the Agreement, is incorporated into this Item 6 by reference.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2*	Trading Data

Exhibit 99.3	Stewardship Framework Agreement between MR BridgeStone Advisor LLC and the Issuer, dated October 6, 2019

*	Previously filed.

CUSIP No. 03852U106	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2019

MR BRIDGESTONE ADVISOR LLC

By:	Mantle Ridge LP, its sole member
By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2*	Trading Data

Exhibit 99.3	Stewardship Framework Agreement between MR BridgeStone Advisor LLC and the Issuer, dated October 6, 2019

*	Previously filed.